Exhibit 99.1

Shinhan Bank’s Board Resolution to Convene an Extraordinary Shareholders’ Meeting

On June 27, 2013, the board of directors of Shinhan Bank, our wholly-owned bank subsidiary, made a resolution to convene an extraordinary shareholders’ meeting as follows:

1.	Date and Time: June 27, 2013, 11:30 in Seoul Time

2.	Venue: Conference room, 6th floor, Shinhan Bank, 20, Sejong-Daero 9-gil, Jung-gu, Seoul, Republic of Korea

3.	Agenda:

1)	Appointment of a Director: Mr. Dongsoo Kang